UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 15, 2026

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Presents First-in-Human LB2501 In Vivo CAR-T Data at EHA 2026

On June 14, 2026, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing first clinical proof-of-concept data for LB2501, its investigational in vivo CD19/CD20 dual-targeting CAR-T cell therapy, in patients with relapsed or refractory B-cell non-Hodgkin lymphoma (R/R B-NHL)(the “Proof-of-Concept Data”). The press release is attached to this Form 6-K as Exhibit 99.1.

The Company has also made available an investor presentation regarding the Proof-of-Concept Data, a copy of which is attached to this Form 6-K as Exhibit 99.2 and may be viewed on the Company’s website at https://investors.legendbiotech.com/events-and-presentations.

This report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2, is hereby incorporated herein by reference in the registration statements of Legend Biotech on Form F-3 (Nos. 333-278050, 333-272222, and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 15, 2026
99.2	EHA 2026 Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: June 15, 2026	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer